July 10, 2013

Via EDGAR and Federal Express

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pure Cycle Corporation Registration Statement on Form S-3 Filed June 7, 2013 File No. 333-189166

Dear Ms. Ransom:

Set forth below are responses of Pure Cycle Corporation (the “Company) to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in your letter dated July 1, 2013 regarding the Company’s Registration Statement on Form S-3 filed on June 7, 2013.  Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the above referenced Registration Statement.  To expedite your review, we are providing three courtesy copies, clean and marked, of Amendment No. 1 to the Registration Statement.  The marked copies show changes between the initially filed Registration Statement and Amendment No. 1 to the Registration Statement.

Set forth below are the Staff’s July 1, 2013 comments, indicated in bold, followed by responses on behalf of the Company.  Page number references in the Company’s responses correspond to page numbers in the Registration Statement as amended.

Risk Factors, page 3

1.
We note your disclosure that there may be risks that you are not aware of or risks that you do not believe are material that may impact your business.  Please eliminate the language indicating that your risk factors are not all-inclusive and that additional risks that you currently deem immaterial may also significantly impair your business, financial condition, results of operations and cash flow.  All material risks should be described.  If risks are not deemed material, registrants should not reference them.

Page 3 of the Registration Statement has been revised in response to the Staff’s comment.

1550 Seventeenth Street  ●  Suite 500  ●   Denver, Colorado 80202  ●   303 892 9400   ●   fax 303 893 1379
www.dgslaw.com

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
July 10, 2013

2.
Given the fluctuations in price that your shares have experienced in the last 52 weeks, in your next periodic report filed with the Commission, please include a risk factor discussing the price volatility of your common stock, or advise us why you believe this does not constitute a material risk.

The Company acknowledges the Staff’s comment and will add a risk factor regarding price volatility in its next Quarterly Report on Form 10-Q which is expected to be filed on either July 12th or 15th.

Selling Shareholder, page 3

3.
If the selling shareholder is a broker-dealer or an affiliate of a broker-dealer, please disclose that information.  Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.  We may have additional comments upon review of your response.

The selling shareholder, PAR Investment Partners, L.P., has confirmed to the Company that it is not a broker-dealer or an affiliate of a broker-dealer.

4.
With respect to the shares to be offered for resale by the selling shareholder, please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered.  For guidance, please consider Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.  In this regard, we note your indication that Mr. Epker has the “authority to trade” the securities, however, you also indicate that he disclaims beneficial ownership of such shares; please revise to clarify.

In response to the Staff’s comment, the disclosure on page 4 has been revised to indicate that Mr. Epker, in his capacity as an officer of PAR Capital Management, Inc., has sole voting and dispositive power over the shares to be offered by the selling shareholder, and the disclaimer of beneficial ownership has been removed.

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
July 10, 2013

Description of Warrants, page 7

5.
We note here and in your description of the rights to be offered the reference to “other securities.”  Please clarify your disclosure to indicate that by “other securities” you are referring to other securities registered in this offering.  We note a similar reference in in Counsel’s legal opinion.  If you are referring to other securities not registered in this offering, please provide a detailed discussion of those securities.  We may have additional comments after reviewing your response.

Pages 7 and 8 of the Registration Statement with respect to the description of warrants and rights, respectively, as well as the legal opinion, have been revised to clarify that the term “other securities” is only intended to refer to other securities that are being registered in this offering.

Exhibit Index, page II-5

6.
We note that you will file a Form of Designation of Preferred Stock, Form of Warrant Certificate, Form of Rights Certificate but no form of “units.”  Please also include an exhibit providing for the form of units.

The Exhibit Index has been amended to reflect the addition of the form of units.

Exhibit 5.1

7.
Please confirm that you will file an unqualified opinion each time a takedown occurs.  Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.  In this regard, we note that the opinion is limited to the laws of the state of Colorado.  We also note that you have not yet filed as exhibits the documents describing all the securities to be offered including the governing law(s) of those securities.  Therefore, please also confirm that the unqualified opinion you provide will include the state law controlling such securities and, if different from Colorado, will provide an opinion pursuant to such jurisdiction.

We hereby confirm that we will file an appropriately unqualified opinion under Rule 462(d) or under cover of Form 8-K each time a takedown from the Registration Statement occurs.  We also confirm that the unqualified opinion will include the state law controlling such securities and, if different from Colorado, will provide an opinion pursuant to such jurisdiction.

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
July 10, 2013

We respectfully request that the Staff indicate as soon as possible whether there will be any further comments.  Please direct any questions that you have with respect to the foregoing to the undersigned at 303-892-7314.

Very truly yours,

/s/ Wanda J. Abel
Wanda J. Abel
for
Davis Graham & Stubbs LLP

cc:           Mark W. Harding, Pure Cycle Corporation